ENERGY FOCUS, INC.
32000 Aurora Road
Solon, Ohio 44139

September 21, 2007

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Energy Focus, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-3
Filed August 31, 2007
File No. 333-108083

Ladies and Gentlemen:

Energy Focus, Inc. hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Energy Focus, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Energy Focus, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 440.715.1300 with any questions.

Very truly yours,

Energy Focus, Inc.

/s/ John M. Davenport
John M. Davenport
Chief Executive Officer